July 16, 2019

Mark Kochvar
Senior Executive Vice President and Chief Financial Officer
S&T Bancorp, Inc.
800 Philadelphia Street
Indiana, PA 15701

       Re: S&T Bancorp, Inc.
           Registration Statement on Form S-4
           Filed July 11, 2019
           File No. 333-232611

Dear Mr. Kochvar:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Gessert at 202-551-2326 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services